                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  SCHEDULE TO

           Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                    of the Securities Exchange Act of 1934


                                Sema Group PLC
--------------------------------------------------------------------------------
                      (Name of Subject Company (issuer))

                             Schlumberger Limited
                                Schlumberger BV
                          Schlumberger Industries SA
                           Schlumberger Investments
--------------------------------------------------------------------------------
                      (Names of Filing Persons--Offeror)

                Ordinary Shares Nominal Value of 10 pence Each
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                    81661R100
--------------------------------------------------------------------------------
                     (CUSIP Number of Class of Securities)

                            James L. Gunderson Esq.
                         General Counsel and Secretary
                               Schubert Limited
                                277 Park Avenue
                         New York, New York 10172-2066
                                (212) 350-9400

                                  COPIES TO:

     Sarah Murphy, Esq.                    J. David Kirkland, Jr., Esq.
Freshfields Bruckhaus Deringer                   Baker Botts L.L.P.
      65 Fleet Street                          3000 One Shell Plaza
     London EC4Y 1HS                                910 Louisana
    +44 (20) 7832-7429                           Houston, Texas 77002
                                                   (713) 229-1101
--------------------------------------------------------------------------------
          (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

                           CALCULATION OF FILING FEE

--------------------------------------------------------------------------------
          Transaction valuation                    Amount of filing fee
                 N/A (1)                                 $0.00 (1)
--------------------------------------------------------------------------------

(1)  No filing fee is required pursuant to general instruction D of Schedule TO.

[ ]  Check the box if any part of the fee is offset as provided by Rule 0-11 (a)
     (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid:     N/A  Filing Party:             N/A

     Form of Registration No:    N/A  Date Filed:               N/A

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]  third-party tender offer subject to Rule 14d-1.

[ ]  issuer tender offer subject to Rule 13e-4.

[ ]  going-private transaction subject to Rule 13e-3.

[ ]  amendment to Schedule 13D under Rule 13d--2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

--------------------------------------------------------------------------------
LEHMAN BROTHERS
--------------------------------------------------------------------------------

Press Release
--------------------------------------------------------------------------------

Part 1

[LOGO OF SCHLUMBERGER]                                            [LOGO OF SEMA]

Not for release, publication or distribution in or into Australia, Canada or Japan


For immediate release                                          12 February 2001



                            Recommended Cash Offer

                                      by

                                Lehman Brothers

                                 on behalf of

                           Schlumberger Investments

                (a wholly owned subsidiary of Schlumberger NV)

                                      for

                                    Sema plc


The Boards of Schlumberger Investments and Sema announce that they have reached agreement on the terms of a recommended cash offer (the "Offer") to be made by Lehman Brothers on behalf of Schlumberger Investments, a wholly-owned subsidiary of Schlumberger, for the entire issued and to be issued share capital of Sema.


Strategic rationale

 .    The acquisition of Sema, a leading diversified IT and business services company, will accelerate the implementation of Schlumberger's strategy of providing end to end information solutions to customers in selected growth markets. Sema will enhance Schlumberger's capabilities and critical mass in systems integration and the range of IT skills which Schlumberger requires to serve its present and future customer base. It should also allow Schlumberger to realise revenue synergies as a result of cross selling its core competencies in network development and management, IP-based applications, data management, smart cards and security application products.

 .    The board of directors of Schlumberger believes this combination will:

     - provide the critical mass and scale to deliver end-to-end information solutions for a global customer base in key vertical markets and offer significant cross-selling opportunities;

     - be particularly beneficial to the core oilfield services business of Schlumberger which will be able to provide its customers with fully integrated information solutions, comprising domain knowledge and expertise, IT implementation and consulting skills, and global support to E&P companies;

     - allow Schlumberger's Resource Management Services and Sema's Energy/Utilities business unit to exploit their complementary geographical reach and technological offering to create significant growth opportunities, primarily by combining both solutions approaches and thereby facilitating access to larger, more complex contracts requiring end-to-end solutions; and

     - through the combination of Sema's recognised systems integration expertise and telecom product offering breadth (customer care and billing, prepaid and SMS) and Schlumberger's smartcards and systems activities, which will be enhanced by the forthcoming acquisition of "Bull CP8" from Bull SA, further accelerate the creation of a leading global technology services provider for the telecommunications industry.

Summary of the Offer terms

 .    The Offer will be made on the basis of 560 pence in cash for each Sema
     Share and 1,120 pence in cash for each Sema ADS (each ADS represents 2 Sema Shares).

 .    The Offer values the entire issued and to be issued share capital of Sema at approximately (Pounds)3.6 billion (US$5.3 billion) (fully diluted for the exercise of all outstanding options).

 .    The Offer represents a premium of approximately 42 per cent. to the middle market price of 395 pence per Sema Share at the close of business on 2 February 2001, being the last dealing day prior to the announcement by Sema that it had received approaches that may or may not lead to an offer for the Company and 18 per cent. to the middle market price of 475 pence per Sema Share at the close of business on 9 February 2001, the last dealing day prior to this announcement of the Offer.

 .    Schlumberger Investments has received irrevocable undertakings to accept the Offer from Sema Directors in respect of their own beneficial holdings representing approximately 0.1 per cent. of Sema's existing issued share capital. Schlumberger Investments has also received undertakings to accept the Offer from France Telecom and BNP Paribas representing approximately
     16.9 per cent and 5.1 per cent. respectively of Sema's existing issued share capital. Subject to the right for Schlumberger Investments to improve upon the price of any competing offer, the undertakings from France Telecom and BNP Paribas will cease to be binding if a competing offer is made at a price in excess of 600 pence per Sema Share, before the end of the day falling 17 days after the Offer Document is posted.

 .    The Sema Board, which has been so advised by Credit Suisse First Boston and
     Rothschild, intends unanimously to recommend the Offer. In providing advice to the Sema Board, Credit Suisse First Boston and Rothschild have taken into account the Sema Board's commercial assessments.

 .    Lehman Brothers is acting as Corporate Broker to Schlumberger Investments.
     Credit Suisse First Boston de Zoete & Bevan Limited and HSBC Investment Bank plc are acting as Corporate Brokers to Sema.

Commenting on today's announcement, Euan Baird, Chairman and Chief Executive Officer of Schlumberger, said:

"The acquisition of Sema will enable us to accelerate significantly our existing information technology strategy. It will enhance our capabilities and critical mass in systems integration, widen our IT skills and create revenue synergies in many of our core competencies.

I am confident that the excellent personal relationships which we have developed with senior Sema management and strong cultural fit between our organisations will facilitate the integration and subsequent growth of Sema within the Schlumberger group."

Pierre Bonelli, Chief Executive Officer of Sema, added:

"I am delighted to announce that we have reached agreement with Schlumberger. The terms of the Offer reflect the underlying strengths of Sema. Schlumberger will provide Sema with the scale and stability to continue to prosper. The combination will also generate significant new opportunities to develop the business. Importantly Sema staff and customers will benefit from the strong culture and business fit."

Enquiries

Schlumberger
Rex Ross                           Tel: +1 212 350 9432
Jean-Francois Poupeau              Tel: +33 1 4062 1330

Sema
Pierre Bonelli                     Tel: + 33 1 40 92 40 10
Tidu Maini                         Tel: + 44 (0) 207 830 4201

Lehman Brothers (Lead Financial Adviser and Broker to Schlumberger)
John McIntyre                      Tel: + 44 (0) 207 601 0011
Philippe Cerf
Henry Phillips
Philippe Villin                    Tel: + 33 1 53 89 30 70

Credit Suisse First Boston (Co-Financial Adviser and Broker to Sema)
Richard Gillingwater               Tel: +44 (0) 207 888 8888
Adam de Courcy Ling
George Maddison
Alexander Hofmann

Rothschild (Co-Financial Adviser to Sema)
Francois Henrot                    Tel: +33 1 40 74 40 74
Olivier Pecoux
Crispin Wright                     Tel: +44 (0) 207 280 5000
Matthew Metcalfe

HSBC (Corporate Broker to Sema)
Nick Donald                        Tel: +44 (0) 207 336 9000

Tulchan Communications (Public Relations Adviser to Schlumberger)
Andrew Grant                       Tel: +44 (0) 207 353 4200


Schlumberger has scheduled a conference call briefing on 12 February 2001 at
10.00 a.m. (New York City time) / 3.00 p.m. (London time)/ 4.00 p.m. (Paris time). To access the call, which is open to the public, please call the conference call operator on +1 800 491-3988 in North America (Toll-Free) and +44 (0)208 240 8242 in the UK, France or elsewhere, fifteen to twenty minutes prior to the scheduled start time, and ask for the "Schlumberger Conference Call" stating the title "Schlumberger or Sema" and the chairperson "Euan Baird".

Lehman Brothers, which is regulated in the UK by The Securities and Futures Authority Limited, is acting for Schlumberger and Schlumberger Investments in connection with the Offer and no one else and will not be responsible to anyone other than Schlumberger and Schlumberger Investments for providing the protections afforded to customers of Lehman Brothers, nor for providing advice in relation to the Offer.

Credit Suisse First Boston, which is regulated in the UK by The Securities and Futures Authority Limited, is acting for Sema in connection with the Offer and no one else and will not be responsible to anyone other than Sema for providing the protections afforded to customers of Credit Suisse First Boston, nor for providing advice in relation to the Offer.

Rothschild, which is regulated in the UK by The Securities and Futures Authority Limited, is acting for Sema in connection with the Offer and no one else and will not be responsible to anyone other than Sema for providing the protections afforded to customers of Rothschild, nor for providing advice in relation to the Offer.

The availability of the Offer to Sema Shareholders who are not resident in the United Kingdom may be affected by the laws of the relevant jurisdictions. Sema Securityholders who are not resident in the United Kingdom should inform themselves about and observe any applicable requirements.

It should be noted that by virtue of the conflicting provisions of the Code and the US securities laws, the Panel has agreed that the acceptance condition can be structured so that the Offer cannot become or be declared unconditional as to acceptances until such time as all other Conditions to the Offer have been satisfied, fulfilled or, to the extent permitted, waived. The acceptance condition in paragraph (a) of Appendix I has been amended accordingly.

The Offer will not be made, directly or indirectly, in or into Australia, Canada or Japan and it may not be accepted in or from Australia, Canada or Japan. Accordingly, copies of this announcement are not being, and must not be, mailed or otherwise distributed or sent in or into Australia, Canada or Japan. Custodians, nominees and trustees should observe these restrictions and should not send or distribute this announcement in or into Australia, Canada or Japan.

Schlumberger will be filing a Tender Offer Statement and other related documentation and Sema will be filing a Solicitation/Recommendation Statement with the Securities and Exchange Commission on the date the Offer Document is mailed to Sema's Shareholders. Free copies of these documents will be available on the SEC's web site at www.sec.gov. The Tender Offer Statement may also be
                         -----------
obtained at no charge from Schlumberger at 277 Park Avenue, New York, NY 10172-0266 and the Solicitation/Recommendation Statement may be obtained at no charge from Sema at Six Concourse Parkway, Suite 2700, Atlanta, Georgia 30328. Shareholders are urged to read the Tender Offer Statement, the Solicitation/Recommendation Statement and the related documentation when they become available as they will contain important information.

This announcement may contain forward-looking statements as defined in the Private Litigation Reform Act of 1995. These statements by their nature involve risks and uncertainties and there are many factors which may cause actual results to differ materially from these statements. Such factors include economic, competitive and technological factors affecting Schlumberger's and Sema's operations, markets, services and prices as well as Schlumberger's ability to integrate Sema's businesses with Schlumberger's and to realise synergies from the acquisition and the other factors detailed in Schlumberger's and Sema's SEC filings.

This summary should be read in conjunction with the full text of the attached announcement. Appendix III to the attached announcement contains definitions of certain expressions used in this summary announcement.

--------------------------------------------------------------------------------
LEHMAN BROTHERS
--------------------------------------------------------------------------------

Press Release
--------------------------------------------------------------------------------

Part 2

[LOGO OF SCHLUMBERGER]                                            [LOGO OF SEMA]

Not for release, publication or distribution in or into Australia, Canada or Japan

For immediate release                                          12 February 2001

                            Recommended Cash Offer

                                      by

                                Lehman Brothers

                                  on behalf of

                            Schlumberger Investments

                (a wholly owned subsidiary of Schlumberger NV)

                                      for

                                   Sema plc


1. Introduction

The Boards of Schlumberger Investments and Sema announce that they have reached agreement on the terms of a recommended cash offer (the "Offer") to be made by Lehman Brothers on behalf of Schlumberger Investments, a wholly-owned subsidiary of Schlumberger, for the entire issued and to be issued share capital of Sema.

The Offer will be made on the basis of 560 pence in cash for each Sema Share and 1,120 pence in cash for each Sema ADS (each ADS represents 2 Sema Shares). The Offer values the entire issued and to be issued share capital of Sema at approximately (Pounds)3.6 billion (US$5.3 billion) (fully diluted for the exercise of all outstanding options).

The Offer represents a premium of approximately 42 per cent. to the middle market price of 395 pence per Sema Share at the close of business on 2 February 2001, being the last dealing day prior to the announcement by Sema that it had received preliminary approaches which may or may not lead to an offer for the Company and 18 per cent. to the middle market price of 475 pence per Sema Share at the close of business on 9 February 2001, the last dealing day prior to this announcement of the Offer.

Schlumberger has received undertakings to accept the Offer in respect of approximately 22 per cent. of Sema's existing issued ordinary share capital. Further details of these undertakings are provided in paragraph 4 below.

Lehman Brothers is acting as Corporate Broker to Schlumberger Investments. Credit Suisse First Boston de Zoete & Bevan Limited and HSBC Investment Bank plc are acting as Corporate Brokers to Sema. In addition, Morgan Stanley Dean Witter has given financial advice to Schlumberger in the context of the Offer.

2. The Offer

The Offer, which will be made on the terms and subject to the conditions summarised below and in Appendix I to this announcement, and to the further terms which will be set out in full in the Offer Document and the accompanying Acceptance Form(s), will be made on the following basis:

     for each Sema Share                        560 pence in cash

     for each Sema ADS (each ADS represents    1,120 pence in cash
     2 Sema Shares)

The Offer will extend, subject to the terms and conditions to be set out in the Offer Document and Acceptance Form(s), to all Sema Shares unconditionally allotted or issued on the date on which the Offer is made and any further Sema Shares unconditionally allotted or issued while the Offer remains open for acceptance (or such earlier date as Schlumberger Investments may, subject to the Code, decide). In conjunction with the offer being made to Sema Shareholders an offer is being made to holders of Sema ADSs to tender the Sema Shares underlying such ADSs into the Offer.

The Sema Shares will be acquired by Schlumberger Investments pursuant to the Offer fully paid and free from all liens, charges, equitable interests, encumbrances and other third party rights and interests of any nature whatsoever and together with all rights now or hereafter attaching thereto, including the right to receive and retain all dividends and other distributions (if any) declared, made or paid hereafter.

If sufficient acceptances are received and/or sufficient Sema Shares are otherwise acquired, Schlumberger Investments intends to apply the provisions of Sections 428 to 430F (inclusive) of the Act to acquire compulsorily any outstanding Sema Shares to which the Offer relates.

When the Offer becomes or is declared unconditional in all respects, Schlumberger Investments intends to procure the making of an application by Sema for the removal of Sema Shares from the Official List and for the cancellation of trading in Sema Shares on the London Stock Exchange's market for listed securities. It is anticipated that cancellation of listing and trading will take effect no earlier than 20 business days after the Offer becomes or is declared unconditional in all respects. Schlumberger Investments would also intend to apply for de-listing of the Sema Securities from the Nasdaq National Market and from Euronext Paris. Such de-listings and cancellation would significantly reduce the liquidity and marketability of any Sema Securities not assented to the Offer.

3. Recommendation

     The Sema Board, which has been so advised by Credit Suisse First Boston and
         Rothschild, considers the terms of the Offer to be fair and reasonable.
            Accordingly, the Sema Directors intend unanimously to recommend Sema Securityholders to accept the Offer. Directors have irrevocably undertaken to accept the Offer in respect of their own beneficial holdings comprising 497,612

Sema Shares in aggregate, representing approximately 0.1 per cent. of Sema's existing issued share capital. In providing advice to the Sema Board, Credit Suisse First Boston and Rothschild have taken into account the Sema Board's commercial assessments.

4. Undertakings to accept the Offer

Schlumberger Investments has received undertakings to accept the Offer from certain Sema Securityholders as set out below. The percentage figures are based on the number of Sema Shares in issue on 9 February 2001, being the last practicable date prior to the date of this announcement.

Securityholder                            Number of Sema Shares       Per cent.

France Telecom                                      103,634,296            16.9
BNP Paribas                                          31,113,792             5.1
Sir Julian Oswald                                        24,886           0.004
P S E Bonelli                                           360,116           0.059
W Bitan                                                  25,612           0.004
H Couffin                                                   120           0.000
W H Fryer                                                28,500           0.005
F S Jones                                                46,728           0.008
D Pineau-Valencienne                                        400           0.000
G Schmitt                                                11,250           0.002

Schlumberger Investments has therefore received undertakings to accept the Offer in respect of 135,245,690 Sema Shares in aggregate, representing approximately 22 per cent. of Sema's existing issued ordinary share capital. Subject to the right for Schlumberger Investments to improve upon the price of any competing offer, the undertakings from France Telecom and BNP Paribas will cease to be binding if a competing offer is made at a price in excess of 600 pence per Sema Share, before the end of the day falling 17 days after the Offer Document is posted.

5. Inducement fee

In consideration of, and as an inducement to, Schlumberger Investments making an offer for Sema, Sema has agreed to pay Schlumberger Investments a fee of US$20 million in certain limited circumstances. This fee is payable on either of the following events:

(a) the Board of Directors of Sema withdrawing or modifying their recommendation of the Offer, or approving or recommending a competing offer for, or certain other competing transactions in relation to, Sema in a manner which is adverse to Schlumberger Investments and the Offer subsequently lapsing or being withdrawn; or

(b) a competing offer for, or certain other competing transactions in relation to, Sema being announced after the date of this announcement, but prior to the Offer lapsing or being withdrawn and such competing offer or another competing offer becoming or being declared unconditional in all respects.

6. Information on Schlumberger

Schlumberger, the ultimate parent company of Schlumberger Investments, is a worldwide leader in technical services with approximately 63,000 employees in more than 100 countries. It comprises three business segments whose activities are detailed below:

 .    Oilfield Services - the leading supplier of services and technology to the international petroleum industry. It provides a wide spectrum of services to the upstream exploration and production industry. The business segment is managed geographically and comprises four geographic areas containing 28 GeoMarket regions, which bring together geographically focused teams to meet local needs of customers and to provide customised solutions. 13 Service Groups develop and support the best-in-class technology and services delivered in the GeoMarkets. The Service Groups also exploit synergies and introduce innovative solutions into the delivery of products and services within the GeoMarket regions. The Service Groups reflect key areas of Schlumberger's expertise. They are organised into three product groups that represent the key processes that dominate oil company requirements throughout the life cycle of the reservoir. Reservoir Evaluation combines wireline and seismic services. Reservoir Development combines all services relevant to well construction and well productivity: directional drilling, pressure pumping, drilling fluids, well testing, drilling bits, electrical submersible pumps and completion products. Reservoir Management combines integrated services, the software products, data management services and consulting services of GeoQuest, gas compression services and the production systems business.

 .    Resource Management Services ("RMS") - which provides professional business services for utilities, energy service providers and industry worldwide. Through consulting, meter deployment and management, data collection and processing, and information analysis, RMS helps clients achieve network optimisation, greater operating efficiency and increased customer loyalty in all utility sectors - water, gas, electricity and heat.

 .    Test & Transactions - provides smart card-based solutions, semiconductor test equipment and services, and secure Internet solutions to customers throughout the world. The segment comprises four units: Cards, eTransactions, Network Solutions and Semiconductor Solutions.

In the year ended 31 December 1999, Schlumberger had consolidated revenues of US$8,395 million ((Pounds)5,188 million) (1998: US$10,725 million ((Pounds)6,461 million)) and had consolidated net income before taxes of US$470 million ((Pounds)290 million) (1998: US$894 million ((Pounds)539 million)) and as at that date had consolidated shareholders' equity of US$ 7,721 million ((Pounds)4,771 million) (1998: US$8,119 million ((Pounds)4,891 million)).

In its unaudited results for the year ended 31 December 2000, Schlumberger had consolidated revenues of US$9,611 million ((Pounds)6,437 million) and had consolidated net income before taxes of US$961 million ((Pounds)644 million) and as at that date had consolidated shareholders' equity of US$8,295 million ((Pounds)5,556 million). As at the close of business on 9 February 2001 (the last dealing day prior to this announcement), Schlumberger had a market capitalisation of approximately US$44.8 billion ((Pounds)31.0 billion).

Schlumberger's current trading is in line with the Schlumberger board's expectations.

7. Information on Schlumberger Investments and Schlumberger Industries S.A.

Schlumberger Investments is a newly incorporated company set up by Schlumberger and Schlumberger Industries S.A. for the purposes of acquiring Sema. Schlumberger Investments has not traded since incorporation.

Schlumberger Industries S.A., a wholly owned subsidiary of Schlumberger, will hold approximately fifty per cent. of the issued share capital of Schlumberger Investments after the Offer becomes unconditional in all respects. Schlumberger Industries S.A. through itself and its French subsidiaries provides metering devices and professional business services for utilities, energy services providers and industry in France and Europe.

In the year to 31 December 1999, Schlumberger Industries S.A. had total turnover of FF1,603 million ((Pounds)152.0 million) (1998: FF2,180 million ((Pounds)234.3 million)), a loss before taxation of FF16 million ((Pounds)1.5 million) (1998: FF67 million ((Pounds)7.2 million)) and total net assets of FF1,817 million ((Pounds)172.3 million) (1998: FF1,801 million ((Pounds)193.6 million)). The financial and trading prospects of Schlumberger Industries S.A. are in line with management expectations.

8. Information on Sema

Sema is an IT services company which provides its customers with the design, implementation, operations and management of information systems and IT-related consulting services. Among the industry sectors which Sema serves, Sema has increasingly focused on the telecommunications and finance sectors, and provides a range of its own software products specifically designed for these sectors in addition to its IT services. Sema's customers include a wide variety of businesses and governmental departments around the world.

Sema's services and product offerings include:
 .    systems integration and consulting;
 .    software products, for the telecommunications, energy, transport and finance sectors; and
 .    outsourcing.

Sema has its registered office in London and has a substantial portion of its management and operations in Paris, France, as well as in other countries throughout the world. As of 31 December 2000, Sema had approximately 21,700 employees working in more than 160 operating sites in 28 countries.

On 29 July 2000, Sema expanded its sphere of operations with the completion of the acquisition of LHS Group Inc., a global provider of billing and operations support software and services to the communications industry. LHS produces pre and post-paid billing and customer care and voice messaging software.

In the year ended 31 December 1999, Sema reported consolidated turnover of (Pounds)1,410 million and a consolidated profit before taxation (after exceptional items and goodwill amortisation) for the financial year of (Pounds)93.8 million. As at 31 December 1999, Sema had consolidated net assets of (Pounds)239.7 million.

In its unaudited results for the six months to 30 June 2000, Sema reported consolidated turnover of (Pounds)720.4 million (1999: (Pounds)668.6 million) and consolidated profit before taxation (after exceptional items and goodwill amortisation) of (Pounds)42.2 million (1999: (Pounds)37.9 million). As at 30 June 2000, Sema had consolidated net assets of (Pounds)277.7 million. It should be noted that the results for LHS were not included within the Sema financials until 29 July 2000, the date of completion of the LHS transaction.

9. Background to and reasons for the Offer

For several years, Schlumberger has been actively exploiting IT to improve its internal business processes and efficiencies, to grow the company's existing businesses and to develop new IT-based revenue generation opportunities.

This focus on leveraging IT has taken the form of extensions of existing Schlumberger business groups and also the creation of new businesses which leverage Schlumberger's long term expertise in network development and management, IP based applications, backed by a strong culture of global support. Such initiatives have been ongoing in all three of the Schlumberger core vertical markets: oilfield services, wireless telecom and utilities.

Schlumberger has concluded that it needs to continue to add strong IT technology, systems integration and consulting competencies on a global scale to both accelerate the growth in its core vertical markets and to establish itself as a leading information solutions provider in those core vertical markets.

The acquisition of Sema, a leading diversified IT and business services company, will accelerate the implementation of Schlumberger's strategy of providing end to end information solutions to customers in selected growth markets. Sema will enhance Schlumberger's capabilities and critical mass in systems integration and the range of IT skills which Schlumberger requires to serve its present and future customer base. It should also allow Schlumberger to realise revenue synergies as a result of cross selling its core competencies in network development and management, IP-based applications, data management, smart cards and security application products.

The board of directors of Schlumberger believes this combination will:

 .    offer a compelling opportunity to add scale and critical mass, enabling cross-penetration of new markets and customers with existing and future product/services offerings;

 .    provide the critical mass and scale to deliver end-to-end information solutions for a global customer base in key vertical markets and offer significant cross-selling opportunities;

 .    be particularly beneficial to the core oilfield services business of
     Schlumberger which will be able to provide its customers with fully integrated information solutions, comprising domain knowledge and expertise, IT implementation and consulting skills, and global support to E&P companies. The systems integration and e-transformation technologies and expertise provided by Sema will enable Schlumberger to deepen its relationships with its key customers by providing a comprehensive infrastructure support service on a global basis and capture a significant share of the emerging, fast growing global E&P IT transformation market;

 .    allow Schlumberger's RMS and Sema's Energy/Utilities business unit to exploit their complementary geographical reach and technological offering to create significant growth opportunities, primarily by combining both solutions approaches and thereby facilitating access to larger, more complex contracts requiring end-to-end solutions. Schlumberger's Resource Management Services specialising in the North American solutions market for automatic meter reading products and services, related data management via CellNet based technologies and consulting services provided by Convergent Group combined with Sema's presence in the European solutions market for power exchange, customer management and utility economics are expected to yield significant cross selling opportunities; and

 .    through the combination of Sema's recognised systems integration expertise and telecom product offering breadth (customer care and billing, prepaid and SMS) and Schlumberger's smartcards and systems activities, which will be enhanced by the forthcoming acquisition of "Bull CP8" from Bull SA, further accelerate the creation of a leading global technology services provider for the telecommunications industry.

10. Management and employees

Schlumberger Investments recognises the importance to Sema's business of the skills and experience of Sema's management team. It intends, with Sema's senior management, to develop incentivisation arrangements for Sema's employees going forward that reflect that importance.

Schlumberger Investments has given assurances to the Sema Board that the existing employment rights, including pension rights, of the management and employees of the Sema Group will be fully safeguarded in accordance with all applicable laws.

11. Sema Share Option Schemes

The Offer will extend, subject to the terms and Conditions to be set out in the Offer Document and Acceptance Form(s), to all Sema Shares unconditionally allotted or issued fully paid (or credited as fully paid) upon exercise of options under the Sema Share Option Schemes while the Offer remains open for acceptance (or until such earlier date as Schlumberger Investments may, subject to the provisions of the Code, determine). Appropriate proposals will be made to the holders of options under the Sema Share Option Schemes, to the extent that options are not exercised, once the Offer becomes or is declared unconditional in all respects.

12. Financing

Schlumberger Investments intends to fund the Offer from a combination of its existing cash resources and additional bank facilities arranged by JP Morgan plc, BNP Paribas, Citibank/Schroder Salomon Smith Barney and Lehman Brothers, for the purposes of the Offer. The Offer will not be conditional upon any financing arrangements.

13. General

Save as disclosed herein, neither Schlumberger Investments nor any director of Schlumberger Investments, nor to Schlumberger Investments' knowledge, any person acting in concert with Schlumberger Investments, owns or controls any Sema Shares or holds any options to purchase any Sema Shares or has entered into any derivative referenced to securities of Sema which remain outstanding. In the interests of secrecy, Schlumberger Investments has not made any enquiries in this respect of certain parties who may be deemed by the Panel to be acting in concert with it for the purpose of the Offer.

The formal Offer Document, setting out details of the Offer, and enclosing the Acceptance Form(s), will be dispatched to Sema Securityholders in due course.

This announcement does not constitute an offer or an invitation to purchase any securities. The availability of the Offer to persons not resident in the United Kingdom may be affected by the laws of the relevant jurisdictions. Persons who are not resident in the United Kingdom, or who are subject to the laws of any jurisdiction other than the United Kingdom, should inform themselves about, and observe any applicable requirements.

The Offer will not be made, directly or indirectly, in or into Australia, Canada or Japan and it may not be accepted in or from Australia, Canada or Japan. Accordingly, copies of this announcement are not being, and must not be, mailed or otherwise distributed or sent in or into Australia, Canada or Japan. Custodians, nominees and trustees should observe these restrictions and should not send or distribute this announcement in or into Australia, Canada or Japan.

Lehman Brothers, which is regulated in the UK by The Securities and Futures Authority Limited, is acting for Schlumberger and Schlumberger Investments in connection with the Offer and no one else and will not be responsible to anyone other than Schlumberger and Schlumberger Investments for providing the protections afforded to customers of Lehman Brothers, nor for providing advice in relation to the Offer.

Credit Suisse First Boston, which is regulated in the UK by The Securities and Futures Authority Limited, is acting for Sema in connection with the Offer and no one else and will not be responsible to anyone other than Sema for providing the protections afforded to customers of Credit Suisse First Boston, nor for providing advice in relation to the Offer.

Rothschild, which is regulated in the UK by The Securities and Futures Authority Limited, is acting for Sema in connection with the Offer and no one else and will not be responsible to anyone other than Sema for providing the protections afforded to customers of Rothschild, nor for providing advice in relation to the Offer.

It should be noted that by virtue of the conflicting provisions of the Code and the US securities laws, the Panel has agreed that the acceptance condition can be structured so that the Offer cannot become or be declared unconditional as to acceptances until such time as all other Conditions to the Offer have been satisfied, fulfilled or, to the extent permitted, waived. The acceptance condition in paragraph (a) of Appendix I has been amended accordingly.

The Panel wishes to draw the attention of member firms of Euronext Paris and Nasdaq to certain UK dealing disclosure requirements following the announcement by Sema of a possible offer. That announcement made on 5 February 2000 commenced an Offer Period in accordance with the Code which is published and administered by the Panel. The Offer Period is deemed to commence at the time when an announcement is made of a proposed or possible offer, with or without terms. Sema has equity securities traded on the London Stock Exchange, Nasdaq and Euronext Paris.

The disclosure requirements referred to above are set out in more detail in Rule 8 of the Code. In particular Rule 8.3 requires public disclosure of dealings during the Offer Period by persons who own or control, or who would as a result of any transaction own or control, 1 per cent. or more of any class of relevant securities of Sema. Relevant securities include Sema Securities and instruments convertible into Sema Securities. In the case of the Offer for Sema, this requirement will apply until the end of the Offer Period.

Disclosure should be made on an appropriate form no later than 12 noon London time on the business day following the date of the dealing transaction. These disclosures should be sent to the Company Announcements Office of the London Stock Exchange (fax number: +44 (0)20 7588 6057).

The Panel requests that member firms advise those of their clients who wish to deal in the relevant securities of Sema, whether in Paris, New York or in the UK, that they may be affected by these requirements. If there is any doubt as to their application, the Panel should be consulted (telephone number: +44 (0)20 7638 0129, fax number: + 44 (0)20 7638 1554).

Schlumberger will be filing a Tender Offer Statement and other related documentation and Sema will be filing a Solicitation/Recommendation Statement with the Securities and Exchange Commission on the date the Offer Document is mailed to Sema shareholders. Free copies of these documents will be available on the SEC's web site at www.sec.gov. The Tender Offer Statement may also be
                      -----------
obtained at no charge from Schlumberger at 277 Park Avenue, New York, NY 10172-0266 and the Solicitation/ Recommendation Statement may be obtained at no charge from Sema at Six Concourse Parkway, Suite 2700, Atlanta, Georgia 30328. Shareholders are urged to read the Tender Offer Statement, the Solicitation/Recommendation Statement and the related documentation when they become available as they will contain important information.

This announcement may contain forward-looking statements as defined in the Private Litigation Reform Act of 1995. These statements by their nature involve risks and uncertainties and there are many factors which may cause actual results to differ materially from these statements. Such factors include economic, competitive and technological factors affecting Schlumberger's and Sema's operations, markets, services and prices as well as Schlumberger's ability to integrate

Sema's businesses with Schlumberger's and to realise synergies from the acquisition and the other factors detailed in Schlumberger's and Sema's SEC filings.

Appendix III to this announcement contains definitions of certain expressions used in this announcement.

Enquiries

Schlumberger
Rex Ross                           Tel: +1 212 350 9432
Jean-Francois Poupeau              Tel: +33 1 4062 1330

Sema
Pierre Bonelli                     Tel: + 33 1 40 92 40 10
Tidu Maini                         Tel: + 44 (0) 207 830 4201

Lehman Brothers (Lead Financial Adviser and Broker to Schlumberger)
John McIntyre                      Tel: + 44 (0) 207 601 0011
Philippe Cerf
Henry Phillips
Philippe Villin                    Tel: + 33 1 53 89 30 70

Credit Suisse First Boston (Co-Financial Adviser and Broker to Sema)
Richard Gillingwater               Tel: +44 (0) 207 888 8888
Adam de Courcy Ling
George Maddison
Alexander Hofmann

Rothschild (Co-Financial Adviser to Sema)
Francois Henrot                    Tel: +33 1 40 74 40 74
Olivier Pecoux
Crispin Wright                     Tel: +44 (0) 207 280 5000
Matthew Metcalfe

HSBC (Corporate Broker to Sema)
Nick Donald                        Tel: +44 (0) 207 336 9000

Tulchan Communications (Public Relations Adviser to Schlumberger)
Andrew Grant                       Tel:  +44 (0) 207 353 4200

                                  APPENDIX I

               CONDITIONS AND CERTAIN FURTHER TERMS OF THE OFFER



1. Conditions of the Offer

The Offer will be subject to the following Conditions:

(a) valid acceptances being received (and not, where permitted, withdrawn) by not later than 3.00 p.m. (London time) / 10.00 a.m. (New York City time) on the first closing date of the Offer (or such later time(s) and/or date(s) as Schlumberger Investments may, subject to the rules of the Code or with the consent of the Panel and in accordance with the Exchange Act, decide) in respect of not less than 90 per cent (or such lower percentage as Schlumberger Investments may decide) in nominal value of the Sema Shares (including Sema Shares represented by Sema ADSs) to which the Offer relates, provided that this Condition (a) will not be satisfied unless Schlumberger and/or any of its subsidiaries shall have acquired or agreed to acquire (whether pursuant to the Offer or otherwise) Sema Shares (including Sema Shares represented by Sema ADSs) carrying in aggregate more than 50 per cent of the voting rights then normally exercisable at a general meeting of Sema, including for this purpose (except to the extent otherwise agreed by the Panel) any such voting rights attaching to any Sema Shares (including Sema Shares represented by Sema ADSs) that are unconditionally allotted or issued before the Offer becomes or is declared unconditional as to acceptances, whether pursuant to the exercise of any outstanding subscription or conversion rights or otherwise; and for this purpose:

     (i)  the expression "Sema Shares (including Sema Shares represented by Sema
          ADSs) to which the Offer relates" shall be construed in accordance with sections 428 to 430F of the Act, and

     (ii) Sema Shares (including Sema Shares represented by Sema ADSs) which have been unconditionally allotted shall be deemed to carry the voting rights which they will carry upon issue;

     provided that, unless Schlumberger Investments otherwise determines, this Condition (a) shall be capable of being satisfied only at a time when all of the other Conditions (b) to (j) inclusive have been either satisfied, fulfilled or, to the extent permitted, waived.

(b) no Third Party having decided to take, instituted, implemented or threatened any action, proceedings, suit, investigation or enquiry, or made, proposed or enacted, any statute, regulation or order or taken any other steps and there continuing not to be outstanding any statute, regulation, order or other matter which in each case would or might reasonably be expected to:

     (i) make the Offer, its implementation or the acquisition or proposed acquisition by Schlumberger Investments or any member of the Wider Schlumberger Group of any or all shares or other securities in (or the equivalent), or control or management of, Sema or any member of the Wider Sema Group void, illegal or unenforceable in or under the laws of any relevant jurisdiction, or otherwise directly or indirectly materially restrain, prevent, prohibit, materially restrict or materially delay the same or impose additional material Conditions or obligations with respect to the Offer or such acquisition, or otherwise materially impede, challenge or interfere with the Offer or such acquisition, or require material amendment to the terms of the Offer or the acquisition or proposed acquisition of any Sema Securities or the acquisition of control of Sema or the Wider Sema Group by Schlumberger Investments;

     (ii) limit or delay the ability of any member of the Wider Schlumberger Group or any member of the Wider Sema Group to acquire or to hold or to exercise effectively, directly or indirectly, all or any rights of ownership in respect of shares or other securities (or the equivalent) in, or to exercise voting or management control over, any member of the Wider Sema Group or any member of the Wider Schlumberger Group to an extent which is material, or might reasonably be expected to be material, in the context of the Offer;

     (iii) require, prevent or delay the divestiture or alter the terms envisaged for any proposed divestiture by any member of the Wider Schlumberger Group of any shares or other securities (or the equivalent) in Sema to an extent which is material or might reasonably be expected to be material, in the context of the Offer;

     (iv) require, prevent or delay the divestiture or alter the terms envisaged for any proposed divestiture by any member of the Wider Schlumberger Group or by any member of the Wider Sema Group of all or any portion of their respective businesses, assets or properties or limit the ability of any of them to conduct any of their respective businesses or to own or control any of their respective assets or properties or any part thereof to an extent which is material, or might reasonably be expected to be material, in the context of the Offer;

     (v) except pursuant to Part XIIIA of the Act, require any member of the Wider Schlumberger Group or of the Wider Sema Group to acquire, or to offer to acquire, any shares or other securities (or the equivalent) in any member of either group owned by any third party or to sell or offer to sell any shares or other securities (or the equivalent in), or any asset or any member of the Wider Sema Group to an extent which is material, or might reasonably be expected to be material, in the context of the Offer;

     (vi) limit the ability of any member of the Wider Schlumberger Group or of the Wider Sema Group to conduct or integrate or coordinate its business, or any part of it, with the businesses or any part of the businesses of any other member of the Wider Schlumberger Group or of the Wider Sema Group to an extent which is material, or might reasonably be expected to be material, in the context of the Offer;

     (vii) result in any member of the Wider Schlumberger Group or the Wider Sema Group ceasing to be able to carry on business under any name under which it presently does so to an extent which is material, or might reasonably be expected to be material, in the context of the Offer; or

     (viii) otherwise adversely affect the business, assets, profits, financial or trading position or prospects of any member of the Wider Sema Group or of the Wider Schlumberger Group to an extent which is material, or might reasonably be expected to be material, in the context of the Offer, and all applicable waiting and other time periods during which any Third Party could decide to take, institute or threaten any such action, proceeding, suit, investigation, enquiry or reference or otherwise intervene under the laws or regulations of any relevant jurisdiction having expired, lapsed or been terminated;

(c)  without limitation to Condition (b) above:

     (i) the European Commission indicating, in terms satisfactory to Schlumberger, that it does not intend to initiate proceedings under
          Article 6(1)(c) of Council Regulation (EEC) 4064/89 as amended, or to make a referral to a competent authority in the

          UK under Article 9(1) of such Regulation, in either case with respect to the Offer or any matter arising from the proposed acquisition of Sema by Schlumberger Investments;

     (ii) all filings having been made and all or any applicable waiting periods and other time periods (including any extensions thereof) under the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the regulations thereunder having expired, lapsed or been terminated as appropriate in each case in respect of the proposed acquisition of Sema by Schlumberger Investments, or any matters arising from that proposed acquisition;

(d) all notifications and filings which are necessary or are considered appropriate by Schlumberger Investments having been made, all appropriate waiting and other time periods (including any extensions of such waiting and other time periods) under any applicable legislation or regulation of any relevant jurisdiction having expired, lapsed or been terminated (as appropriate) and all statutory or regulatory obligations in any relevant jurisdiction having been complied with in each case in connection with the Offer or the acquisition or proposed acquisition of any shares or other securities (or the equivalent) in Sema or control (directly or indirectly) of any other member of the Wider Sema Group by any member of the Wider Schlumberger Group or the carrying on by any member of the Wider Sema Group of its business, where the absence thereof might reasonably be expected to have a material adverse affect in the context of the Offer;

(e) all Authorisations which are necessary or are considered necessary or appropriate by Schlumberger Investments in any jurisdiction for or in respect of the Offer or the acquisition or proposed acquisition of any shares or other securities in Sema or control (directly or indirectly) of any other member of the Wider Sema Group by any member of the Wider Schlumberger Group or the carrying on by any member of the Wider Sema Group of its business in any jurisdiction having been obtained, in terms and in a form satisfactory to Schlumberger, from all appropriate Third Parties or from any persons or bodies with whom any member of the Wider Sema Group has entered into contractual arrangements in each case where the absence of such Authorisation would have a material adverse effect in the context of the Offer or on the Sema Group taken as a whole and all such Authorisations remaining in full force and effect at the time at which the Offer becomes otherwise unconditional in all respects and there being no notice or intimation of any intention to revoke, suspend, restrict, modify or not to renew any of the same;

(f) except as fairly disclosed to Schlumberger by or on behalf of Sema, or disclosed in Sema listing particulars or filings with The Securities and Exchange Commission ("SEC"), or as disclosed in the Annual Report and Accounts of Sema, or as publicly announced by Sema (by the delivery of an announcement to the Company Announcements Office of the London Stock Exchange), prior to the release of this announcement there being no provision of any arrangement, agreement, licence, permit, franchise or other instrument to which any member of the Wider Sema Group is a party, or by or to which any such member or any of its assets is or are or may be bound, entitled or subject or any circumstance, which, in each case as a consequence of the Offer or the acquisition or proposed acquisition of any shares or other securities in, or control of, Sema or any other member of the Wider Sema Group by any member of the Wider Schlumberger Group or otherwise, could or might reasonably be expected to result in, (in any case to an extent which is or would be material in the context of the Sema Group taken as a whole):

     (i) any monies borrowed by or any other indebtedness or liabilities (actual or contingent) of, or any grant available to, any member of the Wider Sema Group being or becoming repayable or capable of being declared repayable immediately or prior to its stated repayment date or the ability of any member of the Wider

          Sema Group to borrow monies or incur any indebtedness being withdrawn or inhibited or becoming capable of being withdrawn;

     (ii) the creation or enforcement of any mortgage, charge or other security interest over the whole or any part of the business, property, assets or interests of any member of the Wider Sema Group or any such mortgage, charge or other security interest (wherever created, arising or having arisen) becoming enforceable;

     (iii) any such arrangement, agreement, licence, permit, franchise or instrument, or the rights, liabilities, obligations or interests of any member of the Wider Sema Group thereunder, being, or becoming capable of being, terminated or adversely modified or affected or any adverse action being taken or any obligation or liability arising thereunder;

     (iv) any asset or interest of any member of the Wider Sema Group being or falling to be disposed of or ceasing to be available to any member of the Wider Sema Group or any right arising under which any such asset or interest could be required to be disposed of or could cease to be available to any member of the Wider Sema Group, in each case, otherwise than in the ordinary course of business;

     (v) any member of the Wider Sema Group ceasing to be able to carry on business under any name under which it presently does so;

     (vi) the creation of liabilities (actual or contingent) by any member of the Wider Sema Group, otherwise than in the ordinary course of business;

     (vii) the rights, liabilities, obligations or interests of any member of the Wider Sema Group under any such arrangement, agreement, licence, permit, franchise or other instrument or the interests or business of any such member in or with any other person, firm, company or body (or any arrangement or arrangements relating to any such interests or business) being terminated, adversely modified or affected; or

     (viii) the financial or trading position or the prospects or the value of any member of the Wider Sema Group being prejudiced or adversely affected,

     and no event having occurred which, under any provision of any such arrangement, agreement, licence, permit or other instrument, could result in any of the events or circumstances which are referred to in paragraphs
     (i) to (viii) of this Condition (f) in any case to an extent which is or would be material in the context of the Sema Group taken as a whole;

(g) since 31 December 1999 and except as disclosed in the Annual Report and Accounts of Sema, or in Sema listing particulars or filings with the SEC, or as otherwise publicly announced by Sema (by the delivery of an announcement to the Company Announcements Office of the London Stock Exchange), or as otherwise fairly disclosed to Schlumberger by or on behalf of Sema prior to the release of this announcement no member of the Wider Sema Group having:

     (i) issued or agreed to issue, or authorised or proposed the issue of, additional shares or securities of any class, or securities convertible into or exchangeable for, or rights, warrants or options to subscribe for or acquire, any such shares, securities or convertible securities other than as between Sema and wholly-owned subsidiaries of Sema and other than any options granted as disclosed to Schlumberger prior to 12 February 2001 and any shares issued upon the exercise of any options granted under any of the Sema Share Option Schemes;

     (ii) purchased or redeemed or repaid any of its own shares or other securities or reduced or made any other change to any part of its share capital;

     (iii) recommended, declared, paid or made or proposed to recommend declare, pay or make any bonus, dividend or other distribution whether payable in cash or otherwise (other than to Sema or a wholly-owned subsidiary of Sema);

     (iv) made, committed to make, authorised, proposed or announced an intention to propose any change in its share or loan capital;

     (v) merged with, demerged or acquired any body corporate, partnership or business, or (other than any acquisition or disposal in the ordinary course of business or a transaction between Sema and a wholly-owned subsidiary of Sema) acquired or disposed of or transferred, mortgaged or charged or created any security interest over any assets or any right, title or interest in any assets (including shares in any undertaking and trade investments) or authorised the same (which is material in the context of the Sema Group taken as a whole);

     (vi) issued, authorised or proposed the issue of, or authorisation of or made any change in or to any debentures or (except in the ordinary course of business) incurred or increased any indebtedness or liability (actual or contingent) which in any case is material in the context of the Sema Group taken as a whole;

     (vii) entered into, varied, or authorised any agreement, transaction, arrangement or commitment (whether in respect of capital expenditure or otherwise) which:

          (A) is of a long term, onerous or unusual nature or magnitude or which is or could involve an obligation of such nature or magnitude; or

          (B) could restrict the business of any member of the Wider Sema Group or any member of the Wider Schlumberger Group; or

          (C)  is other than in the ordinary course of business,

          and which in any case is material in the context of the Sema Group taken as a whole;

     (viii) entered into, implemented, effected or authorised any merger, demerger, reconstruction, amalgamation, scheme, commitment or other transaction or arrangement in respect of itself or another member of the Wider Sema Group otherwise than in the ordinary course of business which in any case is material in the context of the Sema Group taken as a whole;

     (ix) entered into or varied or made any offer to enter into or vary the terms of, any contract, agreement or arrangement with any of the directors or senior executives of any member of the Wider Sema Group;

      (x) (other than in respect of any member which is or was at this time dormant) taken or proposed any corporate action or had any legal proceedings instituted or threatened against it or petition presented or order made for its winding-up (voluntarily or otherwise), dissolution or reorganisation or for the appointment of a receiver, administrator, administrative receiver, trustee or similar officer of all or any part of its assets and revenues or any analogous proceedings in any jurisdiction or appointed any analogous person in any jurisdiction which in any case is material in the context of the Sema Group taken as a whole;

     (xi) been unable, or admitted in writing that it is unable, to pay its debts or having stopped or suspended (or threatened to stop or suspend) payment of its debts generally or ceased or threatened to cease carrying on all or a substantial part of its business which in any case is material in the context of the Sema Group taken as a whole;

     (xii) waived or compromised or settled any claim in a manner which is material in the context of the Sema Group taken as a whole;

     (xiii) made any alteration to its memorandum or articles of association which is material in the context of the Offer;

     (xiv) implemented, effected or authorised, or proposed or announced its intention to implement, effect, authorise or propose any reconstruction, amalgamation, commitment, scheme or other transaction or arrangement except (in the case of members of the Wider Sema Group other than Sema) to an extent which is not material in the context of the Wider Sema Group taken as a whole;

     (xv) purchased, redeemed or repaid or proposed the purchase, redemption or repayment of any of its own shares or other securities (or the equivalent) or reduced or made any other change to any part of its share capital except (in the case of members of the Wider Sema Group other than Sema) to an extent which is not material in the context of the Wider Sema Group taken as a whole;

     (xvi) entered into any agreement, commitment or arrangement or passed any resolution or made any offer (which remains open for acceptance) or proposed or announced any intention with respect to any of the transactions, matters or events referred to in this Condition (g);

(h) since 31 December 1999 and except as disclosed in the Annual Report and Accounts of Sema, or in Sema listing particulars or filings with the SEC, or as otherwise publicly announced by Sema (by the delivery of an announcement to the Company Announcements Office of the London Stock Exchange) or as otherwise fairly disclosed to Schlumberger by or on behalf of Sema prior to the release of this announcement:

     (i) there having been no adverse change or deterioration in the business, assets, financial or trading positions or profit or prospects of any member of the Wider Sema Group which in any case is material in the context of the Sema Group taken as a whole;

     (ii) no contingent or other liability of any member of the Wider Sema Group having arisen or become apparent or increased which in any case is material in the context of the Sema Group taken as a whole;

     (iii) no litigation, arbitration proceedings, prosecution or other legal proceedings to which any member of the Wider Sema Group is or is reasonably likely to become a party (whether as plaintiff, defendant or otherwise) having been threatened, announced, implemented or instituted by or against or remaining outstanding against or in respect of any member of the Wider Sema Group which in any case is material in the context of the Sema Group taken as a whole; and

     (iv) (other than as a result of the Offer) no enquiry or investigation by, or complaint or reference to, any Third Party having been threatened, announced, implemented, instituted by or against or remaining outstanding against or in respect of any member of the Wider Sema Group which in any case is material in the context of the Sema Group taken as a whole;

(i)  Schlumberger Investments not having discovered:

     (i) that any financial or business or other information concerning the Wider Sema Group disclosed at any time by or on behalf of any member of the Wider Sema Group, to any member of the Wider Schlumberger Group, whether publicly or otherwise, is materially misleading or contains any material misrepresentation of fact or omits to state a fact necessary to make any information contained therein not misleading and which was not subsequently corrected before the release of this announcement by disclosure either publicly or otherwise to Schlumberger to an extent which in any case is material in the context of the Sema Group taken as a whole;

     (ii) that any member of the Wider Sema Group or any partnership company or other entity in which any member of the Wider Sema Group has a significant economic interest and which is not a subsidiary undertaking of Sema is subject to any liability (actual or contingent) which is not disclosed in the Annual Report and Accounts of Sema and which in any case is material in the context of the Sema Group taken as a whole; or

     (iii) any information which affects the import of any information disclosed at any time by or on behalf of any member of the Wider Sema Group to an extent which is material in the context of the Sema Group taken as a whole;

(j) Schlumberger Investments not having discovered that, save as fairly disclosed to Schlumberger by or on behalf of Sema prior to the release of this announcement:

     (i) any past or present member of the Wider Sema Group has not complied with any applicable legislation or regulations of any jurisdiction with regard to the use, treatment, handling, storage, transport, release, disposal, discharge, spillage, leak or emission of any waste or hazardous substance or any substance likely to impair the environment or harm human health, or otherwise relating to environmental matters or the health and safety of any person, or that there has otherwise been any such use, treatment, handling, storage, transport, release, disposal, discharge, spillage, leak or emission (whether or not this constituted a non-compliance by any person with any legislation or regulations and wherever the same may have taken place) which, in any case, would be reasonably likely to give rise to any liability (whether actual or contingent) or cost on the part of any member of the Wider Sema Group which in any case is material in the context of the Sema Group taken as a whole;

     (ii) there is, or is reasonably likely to be, any liability, whether actual or contingent, or requirement to improve or install new plant or equipment or to make good, repair, reinstate or clean up any property now or previously owned, occupied or made use of by any past or present member of the Wider Sema Group or any other property or any controlled waters under any environmental legislation, regulation, notice, circular, order or other lawful requirement of any relevant authority or third party or otherwise which in any case is material in the context of the Sema Group taken as a whole; or

     (iii) circumstances exist whereby a person or class of persons would be reasonably likely to have a claim in respect of any product or process of manufacture or materials used therein now or previously manufactured, sold or carried out by any past or present member of the Wider Sema Group which is or would be material in the context of the Sema Group taken as a whole.

For the purpose of these Conditions:

(a) "Third Party" means any government, government department or governmental, quasigovernmental, supranational, statutory, regulatory, administrative or investigative body, authority (including any national antitrust, competition or merger control authorities or similar authorities), court, trade agency, association, institution or professional or environmental body or any other person or body whatsoever in any jurisdiction;

(b) a Third Party shall be regarded as having "intervened" if it has decided to take, institute, implement or threaten any action, proceeding, suit, investigation, enquiry or reference or made, proposed or enacted any statute, regulation, decision or order or taken any measures or other steps or required any action to be taken or information to be provided or otherwise having done anything and "intervene" shall be construed accordingly;

(c) "Authorisations" means authorisations, orders, grants, recognitions, determinations, certificates, confirmations, consents, permissions, licences, clearances, provisions and approvals;

(d) "Wider Schlumberger Group" means the Schlumberger Group and associated undertakings and any other body corporate, partnership joint venture or person in which the Schlumberger Group and such undertakings (aggregating their interests) have an interest of more than 20 per cent. of the voting or equity capital or the equivalent;

(e) "Wider Sema Group" means the Sema Group and associated undertakings and any other body corporate, partnership joint venture or person in which the Sema Group and such undertakings (aggregating their interests) have an interest of more than 20 per cent. of the voting or equity capital or the equivalent.

Subject to the requirements of the Panel, Schlumberger Investments reserves the right to waive all or any of the above Conditions, in whole or in part, except Condition (a).

The Offer will lapse unless the conditions set out above have been determined by Schlumberger Investments to have been and to remain satisfied or (if capable of waiver) waived by 3.00 p.m. on the first closing date of the Offer or such later time and/or date as Schlumberger Investments may determine in accordance with the City Code or with the consent of the Panel and subject to any requirements of the laws of the US.

Schlumberger Investments shall be under no obligation to waive or treat as satisfied any of conditions (a) to (j) inclusive by a date earlier than the latest date for its satisfaction notwithstanding that any other condition of the Offer may on or before such date have been waived or fulfilled and/or that there are no circumstances indicating that any such conditions may not be capable of fulfilment.

If the Panel requires Schlumberger Investments to make an offer for Sema Ordinary Shares under the provisions of Rule 9 of the Code, Schlumberger Investments may make such alterations to the Conditions, including to Condition
(a), as are necessary to comply with the provisions of that Rule.

The Offer will lapse (unless otherwise agreed by the Panel) if the European Commission either initiates proceedings under Article 6(1)(c) of Council Regulation (EEC) 4064/89 (the "Regulation") or makes a referral to a competent authority of the United Kingdom under Article 9(1) of the Regulation and there is then a reference to the Competition Commission, before the later of 3.00 p.m. (London time) / 10.00 a.m. (New York City time) on the first closing date and the date when the Offer becomes or is declared unconditional as to acceptances.

If the Offer lapses it will cease to be capable of further acceptance. Sema Shareholders who have accepted the Offer and Schlumberger shall then cease to be bound by acceptances delivered on or before the date on which the Offer lapses.

2.  Certain further terms of the Offer

Sema Shares will be acquired by Schlumberger Investments fully paid up and free from all liens, equities, charges, encumbrances and other third party rights and/or interests and together with all rights now or hereafter attaching thereto, including the right to receive and retain all dividends, interest and other distributions declared, made or payable after the date of this announcement.

The Offer will be on the terms and will be subject, inter alia, to the Conditions which are set out in part 1 of this Appendix and those terms which will be set out in the Offer Document and such further terms as may be required to comply with the Listing Rules of the UK Listing Authority and the provisions of the Code. The Offer and any acceptances thereunder will be governed by English law.

The availability of the Offer to persons not resident in the United Kingdom or the United States may be affected by the laws of the relevant jurisdictions. Persons who are not resident in the United Kingdom or the United States should inform themselves about and observe any applicable requirements.

                                  APPENDIX II
                SOURCES OF INFORMATION AND BASES OF CALCULATION


  (i) The value placed by the Offer on the entire issued and to be issued share capital of Sema is based on 614,347,850 Sema Shares in issue on 9 February 2001 (as sourced from Sema) and outstanding options in respect of 36,804,798 Sema Shares under the Sema Share Option Schemes as at 9 February 2001 (as sourced from Sema).


 (ii) The financial information relating to Sema is extracted from the Annual Report and Accounts of Sema and the unaudited interim financial statements for the six months to 30 June 2000 as published by Sema.


(iii) The financial information relating to Schlumberger is extracted from the Annual Financial Statements of Schlumberger and the quarterly unaudited financial statements for the twelve months to 31 December 2000 as published by Schlumberger on 18 January 2001. The financial information relating to Schlumberger Industries S.A. is extracted from the Annual Financial Statements of Schlumberger Industries S.A. for the twelve months to 31 December 1999.


 (iv) The closing price of a Sema Share is derived from Reuters on the dates stated.


  (v) Except where otherwise indicated, the following exchange rates have been used in this announcement:


Date                         US$/(Pounds) Sterling

9 February 2001                    1.4446
31 December 2000                   1.4930
31 December 1999                   1.6182
31 December 1998                   1.6600

                        French Francs/(Pounds) Sterling
31 December 1999                   10.5477
31 December 1998                    9.3024

                                 APPENDIX III
                                  DEFINITIONS

The following definitions apply throughout this document unless the context requires otherwise:

"Acceptance Form(s)"            the Form of Acceptance and, with respect to Sema
                                ADSs only, the Letter of Transmittal and the Notice of Guaranteed Delivery

"ADS"                           an American Depository Share

"Annual Financial               the annual report on Form 10-K of Schlumberger
 Statements of Schlumberger"    for the year ended 31 December 1999

"Annual Financial               the annual report of Schlumberger Industries S.A
 Statements of Schlumberger     for the year ended 31 December 1999
 Industries S.A."

"Annual Report and Accounts     the annual report and accounts of Sema for the
 of Sema"                       year ended 31 December 1999

"Australia"                     means the Commonwealth of Australia, its states,
                                territories and possessions and all areas subject to its jurisdiction or any subdivision thereof

"Canada" means Canada, its provinces and territories and all areas subject to its jurisdiction or any subdivision thereof

"City Code" or "Code"           The City Code on Takeovers and Mergers

"Closing Price"                 the closing middle market quotation of a Sema
                                Share as derived from the Daily Official List or the last reported sale price of a Schlumberger
                                Share as reported on the New York Stock Exchange

"Companies Act" or "the Act"    the Companies Act 1985, as amended

"Conditions"                    the conditions of the Offer set out in Appendix
                                I of this announcement and "Condition" means any one of them

"Credit Suisse First Boston"    Credit Suisse First Boston (Europe) Limited,
                                co-financial adviser to Sema

"Daily Official List"           the Daily Official List of the London Stock
                                Exchange

"E&P"                           exploration and production

"Euro" the lawful currency of the participating member states of the European Union that adopt the single currency in accordance with the Treaty on European Union

"Euronext Paris"                Euronext Paris S.A.

"Exchange Act"                  The US Securities Exchange Act of 1934, as
                                amended, and the rules and regulations
                                promulgated thereunder

"Form of Acceptance"            the form of acceptance relating to the Offer for
                                use by holders of Sema Shares

"Internet"                      means an international network linking computers
                                over telephone lines and commonly referred to as "the Internet"

"IP"                            Internet Protocol

"IT"                            Information Technology

"Japan" means Japan, its possessions and territories and all areas subject to its jurisdiction or any subdivision thereof

"Lehman Brothers"               Lehman Brothers Europe Limited, financial
                                adviser to Schlumberger

"Letter of Transmittal"         the letter of transmittal relating to the Offer
                                for US by holders of Sema ADSs

"London Stock Exchange"         London Stock Exchange PLC

"Morgan Stanley"                Morgan Stanley & Co. Limited

"Nasdaq"                        The National Association of Securities Dealers
                                Automated Quotation system

"NM Rothschild" /               NM Rothschild & Sons Limited, co-financial
 "Rothschild"                   adviser to Sema

"Notice of Guaranteed           the notice of guaranteed delivery relating to
 Delivery"                      the Offer for use by holders of Sema ADSs

"Offer" the recommended cash offer to be made by Lehman Brothers, on behalf of Schlumberger Investments to acquire the entire issued and to be issued share capital of Sema not held by Schlumberger Investments, including (as appropriate) the offer to holders of Sema ADSs in respect of the Sema Shares underlying such ADSs, on the terms and subject to the Conditions to be set out in the Offer Document and including, where the context so requires, any subsequent revision, variation, extension or renewal of, or election available under, such Offer

"Offer Document"                the document to be despatched to Sema
                                Securityholders and, for information only, to participants in the Sema Share Option Schemes which will contain and set out the terms and Conditions of the Offer

"Official List"                 the Official List of the UK Listing Authority

"Offer Period"                  the period commenced on 5 February 2001 and
                                ending on whichever of the following dates shall be the latest (i) the first closing date of the Offer; (ii) the date on which the Offer lapses;
                                and (iii) the date on which the Offer becomes or is declared unconditional as to acceptances

"Panel" the Panel on Takeovers and Mergers, the body which regulates takeover offers in the UK

"Schlumberger"                  Schlumberger N.V. (Schlumberger Limited), a
                                Netherlands Antilles corporation

"Schlumberger Group"            Schlumberger and its subsidiaries and subsidiary
                                undertakings

"Schlumberger Investments"      Schlumberger Investments, a company recently
                                incorporated in England and Wales for the purposes of making the Offer

"Schlumberger Shareholders"     the holders of Schlumberger Shares

"SEC"                           The Securities and Exchange Commission in the US

"Sema"                          Sema plc

"Sema ADRs"                     American Depository Receipts evidencing
                                interests in Sema ADSs

"Sema ADSs"                     American Depository Shares of Sema, each
                                representing 2 Sema Shares

"Sema Board"                    the board of Sema Directors

"Sema Directors" or             the directors of Sema at the date of this
"Directors of Sema"             announcement

"Sema Group"                    Sema and its subsidiaries and subsidiary
                                undertakings

"Sema Securities"               Sema Shares and Sema ADSs

"Sema Securityholders"          holders of Sema Securities

"Sema Shareholders"             holders of Sema Shares

"Sema Shares"                   an ordinary share of 10 pence in the capital of
                                Sema

"Sema Share Option Schemes"     the Sema plc 2000 Executive Share Option Scheme,
                                the Executive Loan Stock Scheme, the Sema plc
                                1998 Savings-Related Share Option Scheme, the
                                Sema 2000 Employee Stock Purchase Plan, the Sema plc Senior Executive Share Option Scheme, the
                                Sema plc 1994 Senior Executive Share Options
                                Scheme, the Sema Irish Sharesave Scheme and, to the extent there are options over Sema
                                Securities outstanding, the Priority Call
                                Management, Inc. Amended and Restated 1995 Stock
                                Option Plan, the LHS Group Inc. 1998 Employee
                                Stock Purchase Plan and the LHS Group Inc.
                                Amended and Restated Stock Incentive Plan

"Treaty on European Union"      means the Treaty of Rome of 25 March 1957, as
                                amended by the Single European Act 1986 and the Maastricht Treaty (which was signed at Maastricht on 7 February 1992 and came into force on 1 November 1993)

"UK" or "United Kingdom"        the United Kingdom of Great Britain and Northern
                                Ireland

"UK Listing Authority"          the Financial Services Authority acting in its
                                capacity as the competent authority for the purposes of Part IV of the Financial Services
                                Act and in the exercise of its functions in respect of admission to the Official List

"United States", "US" or        the United States of America, its territories
 "USA"                          and possessions, any state of the United States
                                of America and the District of Columbia or any area subject to its jurisdiction or any political subdivision thereof

"US$" or "$" or "cents" or      the lawful currency of the United States
 "c"

"(Pounds)" or "pounds           the lawful currency of the United Kingdom
 sterling" or "pence" or "p"

For the purposes of this announcement "subsidiary", "subsidiary undertaking", "associated undertaking" and "undertaking" have the meanings given by the Act, other than paragraph 20(1)(b) of Schedule 4A to the Act which shall be excluded for this purpose.

--------------------------------------------------------------------------------
Press Release                                                    Schlumberger
--------------------------------------------------------------------------------


For Immediate Release: Monday, February 12, 2001

SCHLUMBERGER ANNOUNCES OFFER TO PURCHASE SEMA

NEW YORK, February 12, 2001--Schlumberger Limited (NYSE:SLB) announced today that it has reached agreement with the board of directors of Sema plc on the terms of a recommended offer (the "Offer") for the entire issued and to be issued share capital of Sema.

The Offer will be made on the basis of approximately $8.09 (560 UK pence) in cash for each Sema share and approximately $16.18 (1120 UK pence) in cash for each Sema ADS (each ADS represents 2 Sema shares).

The Offer values the transaction at approximately $5.2 billion (approximately
3.6 billion UK pounds) fully diluted for the exercise of all outstanding options.

The Sema Board intends unanimously to recommend the Offer.

Euan Baird, Chairman and Chief Executive Officer of Schlumberger, explained the importance of this transaction to Schlumberger:

"The acquisition of Sema will enable us to accelerate significantly our existing information technology strategy. It will enhance our capabilities and critical mass in systems integration, widen our IT skills and create revenue synergies in many of our core competencies.

I am confident that the excellent personal relationships which we have developed with senior Sema management and strong cultural fit between our organizations will facilitate the integration and subsequent growth of Sema within the Schlumberger group.

We believe that Sema is the catalyst that will help us approach the five-year goals for growth and profitability that I set out two years ago."

Baird further stated:

"For several years, we have been actively exploiting IT to improve our internal business processes and efficiencies, to grow our existing businesses and to develop new IT-based revenue generation opportunities. This focus on leveraging IT has taken the form of extensions of existing Schlumberger business groups and also the creation of new businesses which leverage Schlumberger's long term expertise in network development and management, IP based applications, backed by a strong culture of global support.

--------------------------------------------------------------------------------
Press Release (continued)
--------------------------------------------------------------------------------

Such initiatives have been ongoing in all three of the Schlumberger core vertical markets: oilfield services, wireless telecom and utilities.

We believe that it has become increasingly clear that the winners in the Internet age will be companies with excellent products and market shares in specific verticals that are able to substantially enhance their business models with these new technologies.

Consequently, we have concluded that we need to continue to add strong IT technology, systems integration and consulting competencies on a global scale to both accelerate the growth in our core vertical markets and to establish ourselves as a leading information solutions provider in those core vertical markets. Sema provides those competencies to us."

Schlumberger expects to complete this transaction in the second quarter of 2001.

                                      # # #
Note:
-----
Schlumberger has scheduled a conference call briefing on 12 February 2001 at 10:00 a.m. New York City time (3:00 p.m. London time / 4:00 p.m. Paris time). To access the call, which is open to the public, please call the conference call operator on 1-800-491-3988 (Toll-Free) in North America and +44 (0)208 240 8242 in the UK, France or elsewhere, fifteen to twenty minutes prior to the scheduled start time, and ask for the "Schlumberger Conference Call" stating the title "Schlumberger or Sema" and the chairperson "Euan Baird".

Schlumberger is making the Offer through Schlumberger European subsidiaries, including its major French subsidiary, Schlumberger Industries S.A. The Offer is being made in the UK on behalf of Schlumberger Investments, a newly incorporated subsidiary of Schlumberger, by Lehman Brothers. Morgan Stanley Dean Witter has given financial advice to Schlumberger in the context of the Offer. The Sema Board has been advised by Credit Suisse First Boston and Rothschild. In providing advice to the Sema Board, Credit Suisse First Boston and Rothschild have taken into account the Sema Board's commercial assessments.

About Schlumberger

Schlumberger Limited is a global leader in technical services spanning the oil and gas, utility, semiconductor testing, smart cards, network and Internet solutions industries. Schlumberger revenue was $9.61 billion in 2000. Additional information is available from Realtime [www.slb.com], the Schlumberger corporate website.

About Sema

Sema is a leading IT and technical services company which was founded in 1958. They have a workforce of over 21,700 and operate in 28 countries, with most of their business being

--------------------------------------------------------------------------------
Press Release (continued)
--------------------------------------------------------------------------------

centered in Europe, and are focused on three business segments - systems integration and consulting, software products for the telecommunications, energy, transport and finance sectors, and outsourcing.

Sema's results for 2000 are scheduled to be announced on February 20, 2001. Sema's most recent trading statement indicated that Sema expects 2000 revenue to be slightly in excess of $2.2 billion and profit before tax, goodwill amortization and after exceptional items to be in the range of $132-140 million.

Schlumberger will be filing a detailed announcement describing the Offer with the Securities and Exchange Commission today. Free copies of this more detailed announcement are available on the SEC's web site at and from The Corporate Secretary, Schlumberger Limited, 277 Park Avenue, New York, NY 10172-0266. Schlumberger also will be filing a Tender Offer Statement and other related documentation with the SEC on the date the offer document is mailed to Sema shareholders. Shareholders are urged to read the Tender Offer Statement, which can be obtained from the above sources, when it becomes available as it will contain important information.

This press release may contain forward-looking statements as defined in the Private Litigation Reform Act of 1995. These statements by their nature involve risks and uncertainties and there are many factors which may cause actual results to differ materially from these statements. Such factors include economic, competitive and technological factors affecting Schlumberger and Sema's operations, markets, services and prices as well as Schlumberger's ability to integrate Sema's businesses with Schlumberger's and to realize synergies from the acquisition and the other factors detailed in Schlumberger's and Sema's SEC filings.

The contents of this document, which have been prepared by and are the sole responsibility of Schlumberger Limited, have been approved by Lehman Brothers for the purposes of section 57 of the United Kingdom's Financial Services Act 1986. Lehman Brothers, which is regulated in the United Kingdom by The Securities and Futures Authority, is acting for Schlumberger Limited, Schlumberger Industries S.A. and Schlumberger Investments in connection with the Offer and will not be responsible to anyone other than the same for providing the protections afforded to customers of Lehman Brothers, nor for providing advice in relation to the Offer.

For further information, contact:

Schlumberger Limited
Rex Ross
Vice President Communications
Phone: (212) 350-9432

RNS Number: 7465Y
Schlumberger Ltd
12 February 2001

             Not for release, publication or distribution in or into
                           Australia, Canada or Japan


                             Additional Offer Update
                             Recommended Cash Offer
                    by Schlumberger Investments for Sema plc


Further to the announcement earlier today, Schlumberger confirms that alongside Lehman Brothers and Morgan Stanley, Schroder Salomon Smith Barney has given financial advice to Schlumberger in relation to the Offer.

Terms contained in this press release have the same meaning and definition as in the announcement made earlier today concerning the Offer.

Salomon Brothers International Limited ("Schroder Salomon Smith Barney"), which is regulated in the United Kingdom by The Securities and Futures Authority Limited, is acting for Schlumberger and Schlumberger Investments in connection with the Offer and no one else and will not be responsible to anyone other than Schlumberger and Schlumberger Investments for providing the protections afforded to customers of Schroder Salomon Smith Barney, nor for providing advice in relation to the Offer.

END
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